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                            December 19, 2023

       Iris Chen
       Head of Finance and Accounting
       Perfect Corp.
       14F, No. 98 Minquan Road Xindian District
       New Taipei City 231 Taiwan

                                                        Re: Perfect Corp.
                                                            Schedule TO-I/A
                                                            Filed December 19,
2023
                                                            File No. 005-93810

       Dear Iris Chen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I/A filed December 19, 2023

       Purpose of the Offer; Certain Effects of the Offer; Other Plans, page 13

   1. Refer to comment one in our prior comment letter. We note that your response includes additional background
and reasons for the Offer that are not disclosed in the Schedule TO-
                                                        I. Please revise the
Schedule TO-I to incorporate information relevant to the purposes of the transaction.
       General

   2. We note your response to prior comment five summarizing the impact of the Offer on the
                                                        Company's financial
statements. Please incorporate this disclosure in the Schedule TO-I.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Iris Chen
Perfect Corp.
December 19, 2023
Page 2

      Please direct any questions to Christina Chalk at 202-551-3263 or Laura McKenzie at
202-551-4568.



FirstName LastNameIris Chen                              Sincerely,
Comapany NamePerfect Corp.
                                                         Division of
Corporation Finance
December 19, 2023 Page 2                                 Office of Mergers &
Acquisitions
FirstName LastName